August 21, 2006

Wm. Polk Carey
Chairman
Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York, NY 10020

      Re: **Corporate Property Associates 14 Incorporated**
                CPA:14 Holdings, Inc.
                Registration Statement on Form S-4
                Filed July 25, 2006
                File No. 333-136031

Dear Mr. Carey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that shareholders will not know which merger structure you will pursue until after voting. We further note that under the alternative merger plan CPA:14 holders will have appraisal rights that they do not enjoy under the primary plan.

- In the event that you elect to pursue the alternative merger, please tell us why you should not be required to re-solicit shareholder approval.

- Also, please provide us with a detailed analysis as to why these two plans should not be presented separately to shareholders for approval.

2.   Please provide us with copies of any materials presented to CPA:12 and CPA:14 boards in connection with the fairness opinions referred to on pages 16 and 17.

Registration Cover Page

3.   Refer to note (2) to your fee table. It is unclear why you are relying on Rule 457(c) in view of the fact that there is no established trading market for CPA:14. Please advise or revise.

Prospectus Cover Page

4.   On the cover page, please provide the following additional disclosure:

- quantify total consideration to be paid for CPA:12 by CPA:14;

- disclose that the value of CPA 14 shares and disclose that the value of each of CPA 12 and CPA 14 were determined based on the net asset values;

- disclose the cash-election threshold beyond which the alternative merger would be pursued;

- quantify the total value of the special cash distribution to CPA:12 holders and disclose that the distribution will come from proceeds of the asset sale to W.P. Carey;

- disclose that W.P. Carey and its affiliates advise CPA:12 and CPA:14 and that W.P. Carey will receive from CPA:12 a fee of $48,844,000 upon closing.

5.   Please revise your disclosure to make it clear that failing to vote might also result in your inability to generate a quorum, which is not the same as voting against the proposals.

6.   Please revise the cross reference to the risk factors section so that it is highlighted in a manor other than all capitals.

Question and Answers…, page 1

7.   Please eliminate the substantial overlap between the Q&A sections and the summary. Also, where necessary, please revise the Q&A related to CPA:14 to reflect your responses to comments on the Q&A related to CPA:12.

How was the value of the CPA:12 shares determined?, page 3

8.   Please revise to disclose that the net asset value per share of the properties not sold to W.P. Carey was $9.90 and that the $10.30 includes $0.40 per share from the asset sale that is not being distributed in cash.

If a CPA:12 stockholder elects…, page 3

9.   Where relevant, please include a distribution table supporting the yield projections contained in this Q&A. Also, please make it clear that you cannot guarantee distributions of a specific amount or at all. Finally, please remove references to the yield based on a $7.00 investment or tell us how this information is material to investors. It appears to us that the yield calculation should be based only on the original investment.

What right do I have if I oppose…, page 5

10.   Please describe the timing and notice limitations described on page 183. Also, in the case of CPA:14, please explain how shareholders will be able to exercise dissenter's rights once the parties settle on a merger scheme since this will occur only after the vote.

What vote of the CPA:12 stockholders…, page 5

11.   If true, please clarify that a majority of outstanding shares *entitled to vote* is required for passage of these proposals.

Who will pay the cost…, page 6

12.   Please disclose the total estimated cost of the solicitation and describe briefly the circumstances under which W.P. Carey will pay the costs.

Summary, page 11

13.   With regard to the debt to be assumed by W.P. Carey, please discuss briefly when it was incurred and what the proceeds were used for. Highlight any proceeds used for the benefit of W.P. Carey or its affiliates.

14.   We note from page 29 that, under certain circumstances, one party to this merger may have to pay for the other party's "out of pocket" expenses. Please summarize those provisions here and disclose the total potential liability of $2.76 million to CPA:12 and $1.76 million to CPA:14.

15.   Where relevant, please make it clear that ongoing distributions, prior to closing, for CPA:12 shareholders are generally limited to $0.2087 per share, while ongoing distributions to CPA:14 holders are not expressly limited. Refer to Article III of the merger agreement.

The Merger and the CPA:12 Asset Sale, page 13

16.   Please balance the disclosure of the benefits of the transaction to each of the entities with disclosure immediately following that lists the detriments in the same bullet point fashion.

17.   Please indicate whether the asset sale to W.P. Carey is based on the December 2005 appraisals and explain briefly why more current appraisals were not solicited.

18.   Please explain the basis for your belief that this transaction will result in a stronger CPA:14 balance sheet. Your analysis should take into account the debt you expect to incur through third-party lenders and W.P. Carey. Also, please explain in more detail the basis of your belief that increases to revenue attributable to the acquired properties could enhance stockholder value. In considering this, please discuss the dilutive effect of issuing shares to CPA:12 investors and the impact of increased debt payments on future distributions.

19.   Please tell us who received the 6,000 shares issued upon formation of the merger subsidiaries.

Risk Factors, page 16

20.   Please revise to provide a brief summary of the most material risk factors rather than providing a cross reference to that section.

Appraisal, page 17

21.   Here and on page 73, please describe the income method of appraisal in more detail, including any known drawbacks or limitations.

Conflicts of Interest, page 20

22.   Please describe the interrelationships in more detail, including identifying directors who sit (or recently sat) on affiliated entities.

23.   Where relevant, please provide the disclosure required by Item 5 of Schedule 14A.

24.   Please revise to disclose that a liquidation analysis was not conducted nor were third party bids sought.

25.   Please revise here to provide a summary of the basis upon which the fees to W.P Carey were calculated. In connection with your more detailed discussion on page 75, please quantify the amounts used to calculate the fees. For example, with respect to the termination fee, please disclose the amounts used to represent the appraised value of properties on the termination date, the amount of all indebtedness secured by the properties, the total initial investor capital, the preferred return through the termination date, and total dividends paid from inception. Further, we note that in the summary you state that $24,353,732 represents the subordinated disposition fees and earned but unpaid fees and reimbursements but on page 74 you state that this amount represents the subordinated disposition fee. Please reconcile the disclosure and break out the amounts that represent each of the disposition fees, unpaid fees and reimbursements and describe the nature of any unpaid fees.

26.   With respect to the disposition fee, please revise to disclose that the acquisition services agreement permits the payment of the fee "if the Advisor or an Affiliate provides a substantial amount of the services (as determined by a majority of the Independent Directors) in the sale of the Property." Please revise to disclose how you determined that W.P. Carey provided a substantial amount of services in the sale of the properties in order to earn the subordinated disposition fee.

Financial Summary, page 23

27.   Please file a copy of the credit agreement referred to on page 25. Please confirm that you will have in place a definitive agreement prior to seeking effectiveness of this registration statement or include risk factor analysis.

Corporate Property Associates 14 Incorporated Selected Financial Data, page 24

28.   Please revise to include all of the historical and pro forma per share data as required by Item 3(f) of Form S-4.

Comparative Per Share…, page 26

29.   Please revise to include the July 14, 2006 distribution referred to on page 3.

Risk Factors, page 27

30.   We note from page 3 that the annualized yield of CPA:12 investors will go down
        from 8.27% to 6.5% following the proposed transaction. Please include a risk
        factor or tell us why the risk is not material.

Risks Related to the Merger…, page 27

31.   Please discuss risk related to the right of CPA:14 holders to demand appraisal in
        the event that the alternative merger structure is pursued.

The fixed exchange ratio…, page 27

32.   We note your statement that the exchange ratio was determined by CPA:14's
        board of directors and CPA:12's board of directors based upon the appraised
        value of CPA 12's assets as of December 31, 2005, other than one CPA:12 asset
        which underwent a significant restructuring subsequent to December 31, 2005 and
        was therefore reappraised. Please revise to discuss the adjustment to CPA:14's
        appraised value at December 31, 2005 to reflect the reappraisal of one of
        CPA:14's assets or tell us why you have not done so.

CPA:12 will engage in only limited…, page 27

33.   Please identify some of the problems that might arise from conducting only
        limited due diligence.

The terms of the merger…, page 27

34.   Please revise to omit mitigating language. Also, here or in a separate risk factor
        please discuss risk related to the fact that CPA:12 did not solicit market bids for
        its assets and that the price being paid in the merger reflects NAV only as of
        December 31, 2005. Include a discussion of the risks associated with the failure
        to conduct a liquidation analysis. Finally, if affiliates of W.P. Carey were
        involved in negotiating the fee to be paid by CPA:12 to its advisor, please make
        this clear.

The advisor to CPA:14…, page 28

35.   Please make it clear that the advisor is affiliated with the advisor to CPA:12 and quantify the anticipated increase in fees.

CPA:14's use of corporate-level…, page 29

36.   Please quantify the debt and describe the restrictive covenants in more detail.

Risks Related to the Combined…, page 29

The combined company's net asset value…, page 32

37.   Please revise to more clearly state the risk of an overstatement of NAV by the advisor, whose fees may be tied to such increases.

The company's highly-leveraged…, page 33

38.   Please disclose the percentage of the combined company's revenue that will be tied to such tenants.

The combined company's participation…, page 36

39.   Please estimate total potential liability connected to your joint venture interests.

Payment of fees…, page 36

40.   If true, please indicate that the fees are based on the value of property held or transactions closed and will be paid to the advisor regardless of the performance of the investments.

Risks Related to an Investment in the Combined…, page 36

41.   If relevant, please discuss risk related to your use of taxable REIT subsidiaries, including the fact that TRSs are not obligated to make distributions to the REIT.

There is not, and may never be…, page 36

42.   If there is a waiting list for redemptions, please disclose that here.

There are special considerations…, page 41

43.   Please recast the title to reflect the risk.

Cautionary Statement…, page 41

44.   Please tell us why it is appropriate to qualify "subsequent" statements by CPA:12
       or CPA:14 by the cautionary statement contained in this proxy
       statement/prospectus.

The Merger and the CPA:12 Asset Sale, page 42

45.   Where relevant, please discuss in more detail how W.P. Carey will set the fees to
       which it may be eligible upon resale of the CPA:12 assets.

46.   Where relevant, please clarify whether CPA:12's board consisted of a majority of
       independent directors at the time of the vote on this merger. We note from page
       180 that there are currently four CPA:12 directors only two of whom were
       considered independent at the time of appointment. Moreover, it appears that Mr.
       Price may not be considered independent due to his relationship with CPA:14.

CPA:12's Reasons for the Merger…, page 47

47.   Please disclose the date of the board's determination that the terms of the
       transaction are at least as fair as the terms that could be achieved in an arm's
       length transaction. Also:

       •   in the second bullet point on page 48, please explain what
            "information" you are referring to;

       •   in the fifth bullet point, please clarify what you mean by "cash flow
            stability" and explain the basis for your belief; and

       •   in the first bullet point on page 49, please explain what is beneficial
            about the exchange ratio.

CPA:14's Reasons for the Merger, page 51

48.   Please explain the basis for your belief that net income and cash flow will
       increase in 2006 on a combined basis.

Determination of Exchange Ratio, page 52

49.   We note your disclosure of the appraised values of CPA:12 and CPA: 14 common
        stock as of December 31, 2005 were increased by cash and other current assets
        and reduced by the amount of debt and other liabilities and were further adjusted
        due to significant restructuring of assets which was reappraised. Please revise to
        explain who conducted the adjustments to the third party appraisal firms'
        estimates and further explain the nature of the "restructuring" adjustments.

Special Cash Distribution…, page 53

50.   Please explain briefly why the entire proceeds of the sale of assets to W.P. Carey
        are not being distributed.

Opinion of Financial Advisor to the Special Committee of CPA:12, page 54

51.   We note the disclosure on page 55 that "Stifel Nicolaus had a limited role in
        structuring and negotiating the CPA:12 asset sale, the merger the Transaction, the
        Agreement for Sale and Purchase, the Agreement and Plan of Merger and the
        Representation Letter." Please revise to disclose the nature of such role.

52.   On page 56, please clarify the dates of the third-party appraisals of NAV for
        CPA:12 and CPA:14. Where relevant, describe in detail the role of W.P. Carey or
        its affiliates in setting these values, including the financial forecasts relied on by
        Stifel Nicolaus.

53.   Where applicable, please disclose the number of outstanding shares upon which
        Stifel Nicolaus' opinion is based. We have a similar comment with respect to the
        FBR opinion.

54.   On page 67, please disclose how much you or your affiliates have paid Stifel
        Nicolaus in the last two years.

Opinion of Financial Advisor to the Special Committee of CPA:14, page 67

Pro Forma Analysis, page 69

55.   Please discuss the results of this analysis.

Accretion/Dilution Analysis, page 69

56.   Please disclose the results using the 100% stock scenario. Also, please define
        "adjusted" FFO and CAD with more specificity.

Comparable Rate Analysis, page 71

57.   Please explain briefly the significance of having an implied capitalization rate in the upper part of the range of transactions considered.

Conflicts of Interest, page 72

58.   We note from page 73 that your disclosure sets forth "certain" interests of CPA:12 and CPA:14 executives and directors and W.P. Carey and its affiliates that differ from the interests of CPA:12 and CPA:14 stockholders in general. Please confirm that all material interests—including the individual executives and directors who hold them—have been disclosed in this section.

Common Management, page 73

59.   Please explain the basis for concluding that special committee members are in fact independent in light of your disclosure on page 31 that W.P. Carey may have substantial control over them.

Fees Payable to CPA:14's Advisor…, page 75

60.   Please describe the advisor's ongoing fee structure in more detail and quantify any known increases in benefits.

The Agreement for Sale and Purchase, page 83

61.   Please disclose the existence of any financing contingencies.

The CPA:12 Special Meeting, page 85

Record Date, Outstanding…, page 85

62.   Please disclose the number of outstanding shares. We have the same comment with respect to your disclosure regarding CPA:14 on page 88.

Information About CPA:12, page 108

63.   Where relevant, please include a section covering transactions with affiliates, including jointly held property interests. Also, on page 144, please discuss joint property interests in more detail, including identification of the relevant affiliated owners.

Information About CPA:12, page 110

64.   Reference is made to your presentation of annualized lease revenue on a combined basis. Since the revenues from your equity method investments are not included within the revenues in your consolidated financial statements, this non-GAAP financial measure cannot be reconciled. Tell us what consideration was given to presenting lease revenue generated by your equity method investments separately from your consolidated investments. Similarly advise us as it relates to this presentation for CPA:14.

Investment Strategies, page 112

65.   In your discussion of how you evaluate your tenants, please clarify what you mean by "credit potential" not yet recognized by the market.

How Management Evaluates Results of Operations, page 120

66.   We note that you have included distributions in excess of equity income within operating activities here and in your MD&A liquidity discussion. Please advise us your basis for this presentation and how you have considered the Commission's Release No. 33-8350 which states the discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows as depicted in the statement of cash flows and the underlying reasons for those changes. Further, please explain how you determined all of the excess distributions represent your portion of operating activities rather than a return on your investment that should be discussed within your investing activities section. Similarly advise us as it relates to this presentation for CPA:14.

Information About CPA:14, page 135

Description of CPA:14's Business…, page 135

Holding Period, page 139

67.   Please disclose the anticipated year that reinvestment will be terminated and the year that CPA:14's IPO proceeds have been or are anticipated to be fully invested.

CPA:14's MD&A, page 149

Executive Overview, page 150

Current Developments and Trends, page 150

68.   Please quantify the lease inducement and discuss terms relevant to your rights to recoup this money.

The Combined Company, page 170

69.   Please discuss, with respect to any relevant property, buyback or purchase options provisions.

Description of CPA:14 Shares, page 183

70.   Please revise to provide or cross reference to a description of provisions that may have the effect of preventing or delaying a takeover. Refer to Item 202(a)(5) of Regulation S-K.

Financial Statements

Pro Forma Consolidated Balance Sheet Assuming No Participation in the Cash Option

Note 2, page F-5

Disposition of Properties by CPA:12 to W.P. Carey & Co. LLC

71.   To provide transparency on how the gain was derived, consider including a tabular presentation reconciling the consideration given with the adjustments made for the disposition of assets to W.P. Carey.

Note 3 – page F-5

72.   The pro forma financial statements should be limited to those adjustments directly attributable to the transaction. In this regard, advise us your basis for including adjustments for refinancing on CPA:14 properties that do not appear to be impacted by this transaction.

Note 4, page F-6

73.   We note that CPA: 14 owns a 41% interest and CPA: 12 owns a 15% interest in this joint venture. Please tell us if you intend to consolidate this venture when this transaction is completed and why.

Note 6, page F-6

74.   Consider including a calculation of the aggregate purchase price and the allocation of this purchase price in a tabular form that includes both the assets acquired and liabilities assumed.

75.   Please disclose the specific intangible assets you have identified and the fair value associated with each major intangible asset class.

Pro Forma Consolidated Balance Sheet Assuming Full Participation in the Cash Option

Note 9, page F-17

76.   Disclose if you have a firm commitment to obtain financing assuming the cash option is selected.

Report of Independent Auditors, page F-25

77.   Please explain to us how your auditors considered PCAOB Auditing Standard No. 1 in conjunction with their audit report contained in your Form S-4.

Note 1 – Organization, page F-27

78.   If the alternate merger is consummated, advise us and expand your disclosures accordingly to clarify how the transaction will be accounted for and if applicable, which entity would be the accounting acquirer.

79.   Please disclose that CPA: 12 and CPA: 14 will issue approximately 6,000 shares (as noted on page 81) to accredited investors so that they will continue to qualify as a REIT if the alternate merger is used.

Appendix D

80.   Please remove from the second to last paragraph the limitation on reliance.

Information Not Required in Prospectus

Exhibits

81.   We note the use of bracketed information in the tax opinions contained in Exhibits 8.1 and 8.2. From Section 7.5 of the merger agreement, it appears that receipt of favorable tax opinions may be waived as a condition to closing. In view of this, please tell us why it is appropriate to include contingent opinions with this registration statement.

82.   Please omit the "sole use and benefit" language from the second to last paragraph of Exhibits 8.1 and 8.2 as inconsistent with an investor's right to rely on these opinions.

83.   With respect to the consent contained in Exhibit 23.7, please revise to eliminate language suggesting that CPA:12 shareholders may not rely on the fairness opinion. Also, we note that the consent is expressly limited to the current version of the registration statement. Please confirm that you will obtain updated consents with each new amendment.

Undertakings

84.   Please tell us why you have included undertaking (e). It does not appear that you have incorporated by reference.

Proxy Cards

85.   Please revise the language of the first proposal on each card to include what appears to be some missing information related to the primary merger plan.

        As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn at 202-551-3469 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3695 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Kathleen Werner